NETCO ENERGY INC.

1100 – 609 West Hastings Street

Vancouver, BC, Canada  V6B 4W4

Tel: 604-331-3376  Fax: 604-688-4712

May 5, 2006

Netco announces Non-Brokered Private Placement

Netco Energy Inc. (the "Company") (NEI: TSX-V) is pleased to announce that it has arranged a Non-Brokered Private Placement (the "Private Placement") of 5,000,000 units at $0.32 per unit for total proceeds of $1,600,000.  Each unit will be comprised of one common share in the capital stock of the Company and one non-transferable share purchase warrant (the "Warrant").  Each Warrant entitles the holder to acquire a further common share of the Company at a price of $0.43 per share for a period of 5 years from the date of issue.  The Private Placement may include one or more related parties.

The closing of the Private Placement is subject to TSX Venture Exchange approval and any other required approvals.

Proceeds of the Private Placement will be used for working capital purposes.

Netco Energy Inc. is an oil and gas issuer with its common shares listed on the TSX Venture Exchange.

For further information, please contact Gordon Nielsen at (604) 331-3376 and visit the company website at www.NetcoEnergy.com.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.